INVEST IN **QUERIO**

Self-service data analytics for everyone.



QUERIO
A personal analyst for data-driven teams
Show me our last 6 months of sales in a graph
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TOTAL
$15,600

querio.ai New York, NY

Highlights

1. MVP has delivered a proven 10x improvement to early adopters
2. 2 pilots in progress (paid) and qualified pipeline of $800K ARR
3. Team has been shipping fast, going from idea to paid pilots in 11 weeks with 1100 Beta testers
4. #3 Data Analytics Product Hunt of the year

Featured Investors



C **Cynthia Baaklini** Follow
Syndicate Lead
Invested $5,000

"Querio emerges as a transformative solution for businesses grappling with complex data integration and analysis without the need for coding expertise. Querio simplifies the data analysis process by enabling users to ask questions in plain English and receive answers within seconds. For businesses, Querio is not just a tool but a strategic partner that democratizes data analytics, enabling efficient decision-making and significant time savings. This makes investing in Querio a strategic choice for any forward-thinking investor looking to leverage the AI inflection point in data analytics."



Other investors include Jason Calacanis Notable , LAUNCH Notable

Our Team



Rami Abi Habib CEO

Ex-Amazon, and built ML & AI solutions for Amazon Robotics and Alexa.



Javier Bonilla COO

Early employee at 2 acquired startups, working both technical and strategy



roles.

Data without code - The new era of data analytics has arrived.

Two decades worth of Business Insights (BI) tools, now including AI, and they still fail to help most businesses. We're changing this.


Data Source
Data Analyst
Project Manager
CPO
Sales representative
Payments Manager
Empower your whole organization with data
Most questions never get asked, ye shall know the truth
Ask Querio
Skip Data Analyst :)
Project Manager
CPO
Sales representative
Payments Manager

Rami's Dilemma

Let's start by painting a theoretical, but familiar, picture of the problem we've solving. Meet Rami, who runs a recruitment business helping companies hire talent across their sales, finance and operations departments.

He wants to understand his revenue breakdown by junior versus senior hires for the past 3 years. He needs to include it in a presentation for potential new investors. His Sales Lead, Sandra, wants a breakdown of their customer base by industry and contract value. She needs it to shape the sales pipeline. His Marketing Rep, Joe, wants to see the peaks and troughs of customer traffic to their website across the summer months versus winter months. It'll help him figure out the most cost-efficient marketing strategy.

Rami knows that these answers require data analysis. The problem is that none of the team knows how to do this. They **don't know how to code**, and even more basic than that, their various sets of sales, customer and pipeline information are **spread across different data sources** - Salesforce, excel, SQL, to name a few.

Without knowing how to integrate these data sources, extract the needed information and produce easily-digestible analysis from them via code, the team is **unable to improve or scale the business**. Without the resources to hire a data analyst, Rami knows he must find another solution - because he knows **successful scaling makes or breaks companies.**

Introducing Querio

What teams like Rami's need, is a solution that will 1) **integrate** all their data sources, 2) churn out **accurate**, easily-digestible analysis (think charts, tables), 3) **without code** 4) **quickly**.

We present: Querio. A software for **AI-driven data analytics** that provides answers with **accuracy and speed**, regardless of how **complex** the question is. And the best part? Ask your questions **in plain English - no code required.**


Querio 1.0
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Querio is a software that operates as a (really) smart data copilot. When a

question is asked through the chat, Querio will produce the requested analysis **in under 10 seconds**. The analysis and underlying code is then available to be copied, pasted, used. Problem solved!

Our secret sauce: context matters!

Querio's value proposition is providing data analysis with accuracy, speed and ease-of-use.

Our **competitive moat** is built around Querio's crux: the **Semantic Layer** - often described as the "Backbone of AI-powered data experiences".

The Semantic Layer provides the **missing context**, logic and relationships between data and the business it's serving. By doing so, **Querio turns AI from a code generator to a reliable data analyst.** It removes the inaccurate analysis and slow data processing from the data analysis experience, and instead makes it accurate, fast and simple to do.

Querio's SLaaS (Semantic Layer-as-a-Service) is compatible with any structured data source and language model. This means Querio **generates accurate results without fine tuning**, by emphasising the importance of context in accuracy.

In short, what we're doing is we are leveraging the ongoing **AI inflection point** and enabling **reliable SQL generation** from natural language. This means our Semantic Layer is transforming **AI Analytics from potential to actuality.**

Accuracy, speed, simplicity... data security is also vital

Alongside being fast and accurate, Querio also uses the most advanced Amazon Web Services to make sure your data is **only accessible by you**, and follows cutting edge security practices.

All application communication is **encrypted**, and warehouse hosting is established on the most secure AWS service. We provide robust **access controls** so users only access the data when they need, and **we do not retain any of your data.**

Some more detail... and some Querio wins so far!

Revenue model: Querio operates a subscription model priced at an average $30/Month/Seat.

Pricing tiers: We offer "Free", "Team" and "Enterprise" grade pricing tiers, dependent on company size.



Margins: 94% Gross Margins as of March 2024.

Achievements: Achieved **#1 Product Hunt Analytics Product of the Week**, and **Top 3 Data Products of the Year.**

Customer strategy - who are we targeting?



We're starting with: Sales & Marketing teams within SMBs. Their use cases for Querio will typically span analytics for Sales strategies, Marketing insights and customer accounts.

For lower-tier plans or simpler use cases, teams can onboard and **start using Querio within minutes, without any help**.

Then, we'll target: Operators and other departments within the business, after achieving further product-market fit for them. The name of our game is **horizontal expansion**, because the beauty with Querio is that it's a product **needed by pretty much every department** in a company - data analytics is vital to making **accurate, data-driven decisions** across all teams.

Title: **The Market - how big is it?**


Market
$45bn
SMBs End-to-End AI Analytics SAM
$120bn
Enterprise Data Analytics with AI SAM
$300bn
Global Data Analytics Market TAM (%30 CAGR)

Market Size: The **SMB AI Data Analytics market** ***alone*** is projected to be **$45bn** by 2023. The market share of larger companies, i.e. Enterprise-grade businesses, are projected to reach **$120bn** in 2030. Both these markets contribute to a larger **Global Data Analytics market**, which is projected to be **$300bn by 2023.**

Key trends driving the market:

- **The future is... Data-Driven**
- Gartner predicts **65% of B2B Sales Organisations** will transition to **Data-Driven decision-making** in the [next 3 years].
- **3 in 5** organisations use Data Analytics to **drive Business Innovation** [today].
- **56%** of Data Leaders plan on **increasing their budgets** [this year].
- **Businesses are using more and more applications...** *and they need them to integrate!*
- On average, employees use **four to seven different tools** to perform data activities ([article])
- The average virtual Sales technology stack includes **13 technologies**
- Yet...**42%** of business professionals say that their analytics systems don't meet current needs ([article])
- **People are struggling with data**
- **60%** of businesses **don't have cloud databases** that can plug into BI tools and AI. This lack of infrastructure means it's **taking companies longer** to get their first BI tool.
- **54 million** data workers worldwide say they spend **44%** of their workday on **unsuccessful data activities** ([article])
- **33% of data-using** employees say they still waste too much time preparing data, and **29% suffer from slow response times** to their data requests ([article])
- **AI could be a great solution to this, but it's producing wrong answers...**
- **42% of SQL queries** generated by AI produce **incorrect** results. This means that, even when AI is set up to analyse data by writing SQL, it gets the answer **wrong almost half the time.**
- **52%** of ChatGPT answers analysed in [a study by Purdue University] were **wrong**, when posed 517 Stack Overflow questions. That's over a **1 in 2 chance** of a wrong answer.
- The problem of **AI hallucinations** is known to **96% of internet uses** who were surveyed in [this study], and 86% of them have **personally experienced** them.

Querio is turning AI Analytics from potential to actuality. With our secret sauce Semantic Layer-as-a-Service, we're making **accurate and fast data analysis accessible to all businesses**, and tackling key trends and issues faced by so many

of them.

Investing in Querio

With this round of investment, Querio will:

- Continue **developing the flagship semantic layer**

- Focus on **acquiring new customers** via partner, sales and SEO channels

- Prioritise **retaining customers**: making sure customers are onboarded and satisfied, with their feedback being regularly routed back to the Querio team

Querio has gained strong interest and traction since founding earlier this year. We're excited to build on this with additional capital, and scale as we onboard customers of different sizes and use cases.

We will be clear in saying that investments are always **risky** - especially in early-stage companies like Querio. We highly encourage you to do **your own research** before making any investment decision.

With that said - should you resonate with what we are building and see the **potential scale** of it, as we do, this *may just be* the investment opportunity for you. **The new era of data analytics has arrived, and we would** love **for you to join us on our journey**.